Quantum Advisors Private Limited Proxy Voting Policy

Regulatory Guidance, Policy & Procedure

1.	Regulatory Guidance

In August 2019, the SEC published a Proxy Voting Guidance to assist investment advisers in fulfilling their proxy voting responsibilities, particularly when relying on proxy advisors. The SEC encourages investment advisers to review their policies and procedures in light of the Proxy Voting Guidance.

The Proxy Voting Guidance underscores that an investment adviser is a fiduciary that owes to each of its clients duties of care and loyalty regarding “all services undertaken on the client’s behalf, including proxy voting.” It also re-emphasizes that using a proxy advisor to assist with voting in no way relieves an investment adviser of its fiduciary duty to serve its client’s best interest. The SEC notes, among other things, that an investment adviser and its client may agree on the scope of the investment adviser’s proxy voting authority and responsibilities.

The Proxy Voting Guidance provides a non-exhaustive list of factors the SEC believes an investment adviser should consider when deciding whether to retain (or continue to retain) a proxy advisor, including whether:

•	the proxy advisor has the ability to adequately analyze the matters for which the investment adviser is responsible for voting;
•	the proxy advisor has sufficiently informed the investment adviser about its methodologies in formulating voting recommendations; and
•	the proxy advisor’s conflict of interest policies and procedures provide “context-specific, non-boilerplate” disclosure of the proxy advisor’s actual and potential conflicts with respect to the services provided to the investment adviser.

The SEC also stated that an investment adviser should consider taking certain steps if it becomes aware of potential factual errors, incompleteness or methodological weaknesses in a proxy advisor’s analysis that may materially affect the investment adviser’s voting determination, and should consider evaluating a proxy advisor’s services on an ongoing basis.

According to the Proxy Voting Guidance, even if an investment adviser has assumed voting authority on behalf of a client, it is not required to exercise every opportunity to vote a proxy for that client. Such instances include those in which (i) the investment adviser and its client agreed in advance to limit the conditions under which the investment adviser would cast a vote and (ii) the investment adviser has determined that refraining from voting is in the client’s best interest (e.g., the cost exceeds the expected benefit).

Finally, an investment adviser should review and document at least annually that its voting policies and procedures are reasonably designed to ensure that the investment adviser votes in its clients’ best interests.

Firm’s Policies and Procedures

As a matter of policy and as a fiduciary to its clients, the Firm has responsibility for voting proxies for portfolio securities consistent with the best economic interests of the clients unless otherwise provided in the Client IMAs. This proxy voting policy describes the Firm’s policy for doing so. The Firm may appoint or continue to retain a proxy advisor to assist it in meeting its proxy voting responsibilities. These policies and procedures (as also the performance of the Firm’s proxy voting advisor) shall be reviewed on an annual basis as part of the review of the Manual.

2.	Responsibility

The Chief Compliance Officer (CCO) has the responsibility for administering and monitoring of the Firm’s proxy voting policy, practices, disclosures and record keeping.

The Firm will provide information in its Form ADV Part 2A -that is displayed conspicuously-, summarizing this proxy voting policy and procedures, including a statement that clients may request information regarding how the Firm voted a client’s proxies, and that clients may request a copy of these policies and procedures.

3.	Client Requests for Information

The Firm shall on an annual basis conduct a review of all the proxy voting decisions made/recommended for clients during the previous year and maintain a record of the same. In the course of this review or even at an earlier point of time if the Firm becomes aware of potential factual errors, incompleteness or methodological weaknesses in a proxy advisor’s analysis that may materially affect the investment adviser’s voting determination, the Firm shall take appropriate corrective steps and shall consider evaluating the proxy advisor’s services.

All client requests for information regarding proxy votes, or proxy policies and procedures, received by any employee should be forwarded to the CCO or the designated officer.

In response to any request, the Firm will prepare a written response to the client with the information requested, and as applicable will include the name of the issuer, the proposal voted upon, and how the Firm voted the client’s proxy with respect to each proposal about which the client inquired. Depending on the nature of the request, the Firm may also provide the client with a copy of these proxy voting policies and procedures.

Any request for information of this nature by a client will be responded to as quickly and as reasonably as possible, given the nature and extent of the particular request.

4.	Voting Guidelines

The Firm’s policy is to vote all proxies from a specific issuer in the same way for each client whose account is being managed under the same investment strategy absent qualifying restrictions from a client. In the absence of specific voting guidelines from the client, the Firm will vote proxies in the best interests of its clients. Clients are permitted to place reasonable restrictions on the Firm’s voting authority in the same manner that they may place such restrictions on the actual selection of account securities.

All voting decisions are taken on a case- to- case basis applying a more company or issuer specific analysis for certain type of proposals (e.g. significant corporate events). The research analyst at the Firm who covers the company in question (concerned research analyst) reviews the different proposals put before the shareholders and arrives at a final decision on how to vote, keeping in mind the long- term interest of the client and the detailed proxy voting guidelines put in place by the research and investment team. The firm may also if thought fit, obtain proxy advisory services from an independent "proxy advisory service provider” wherein the service provider shall provide their analysis on the various agenda items to be discussed at the shareholders meetings and their recommendations on how the Firm may vote on these matters. The concerned research analyst may after considering these recommendations communicate his or her final voting decision or recommendation to the Firm’s back office team for further action. Where the Firm takes a decision to appoint or continue to retain a proxy advisor it shall endeavor to comply with the relevant guidance/s issued by SEC from time to time in this regard. In case of certain separately managed Institutional clients for whom the Firm performs proxy voting service, the Firm uploads the voting instructions on the website of the proxy agent appointed by the client. The client’s custodian then picks up the voting instructions given by the Firm and votes accordingly, through its Indian sub-custodian at the meetings of the shareholders of the various companies and the voting records are updated on the website of the proxy agent’s website.

In case of the affiliated private fund/ retail clients advised by the Firm, the Firm’s authorized representative votes on behalf of the fund under a power of attorney granted by the said fund to vote proxies on its behalf directly by attending physical meetings or by utilizing the e-voting facility provided by the portfolio companies.

The CCO has the responsibility for reviewing these proxy procedures.

If the Firm decides not to vote a proxy, the CCO shall document the reasons for that decision.

5.	Conflicts of Interest

In voting proxies, the Firm will identify any conflicts that may exist between the interests of the Firm and the client by reviewing the relationship of the Firm with the issuer of each security to determine if the Firm or any of its employees has any financial, business or personal relationship with the issuer.

If a material conflict of interest exists, the CCO will disclose the conflict to the affected clients, give those clients discretion to vote, or to vote according to an independent third party voting recommendation.

Examples of potential conflicts of interest include but are not limited to the following:

5.1	Proxy votes regarding non-routine matters are solicited by a company that has (or whose retirement plans have) an institutional separate account relationship with the Firm or a large investment in one of the funds managed by the Firm.

5.2	The Firm has a material business relationship with a proponent of a proxy proposal, participants in a proxy contest, or directors or director candidates of a company; and
5.3	An employee of the Firm has a personal interest in the outcome of a particular proxy proposal (which might be the case if, for example, a member of an employee’s immediate family was a director or executive officer of the relevant company).

6.	Recordkeeping

The CCO or the designated officer shall ensure that the following proxy records are maintained in accordance with the SEC’s five-year retention requirement.

6.1	These policies and procedures and any amendments;

6.2	Any document the Firm created that was material to making a decision how to vote proxies, or that memorializes that decision.

6.3	A copy of each written request from a client for information on how the Firm voted such client’s proxies, and a copy of any written response.

6.4	A copy of each proxy statement that the Firm receives and a record of each vote that the Firm casts shall be maintained by the Firm.